Filed Pursuant to Rule 424(b)(3)

Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 11 DATED APRIL 4, 2023

TO THE PROSPECTUS DATED JULY 13, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated July 13, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to disclose an update regarding changes to our management.

Management Update

Effective April 4, 2023, our board of directors appointed Brian W. Kingston, the current Chairman of the Board, as our Chief Executive Officer following the decision by Zachary B. Vaughan to step down as our Chief Executive Officer to pursue other business opportunities. Mr. Vaughan will continue to serve as one of our directors.

The following disclosure updates the biography for Messrs. Kingston and Vaughan in the section of the Prospectus entitled “Management—Directors and Executive Officers” and all other similar disclosure.

Brian W. Kingston has served as our Chief Executive Officer since April 2023 and as Chairman of the Board since November 2021. Mr. Kingston has also served as a Managing Partner and Chief Executive Officer of Brookfield Asset Management Ltd.’s Real Estate Group and Brookfield Property Partners L.P. since 2015. Mr. Kingston joined Brookfield Corporation (formerly Brookfield Asset Management Inc.) in 2001 and holds an Honors Bachelor of Commerce from Queens University. Mr. Kingston is a valuable member of our board of directors because of his vast real estate experience, his history with Brookfield and his leadership of Brookfield’s Real Estate Group.

Zachary B. Vaughan has served as one of our directors since November 2021 and served as our Chief Executive Officer from November 2021 through March 2023. Mr. Vaughan has also served as a Managing Partner in Brookfield Asset Management Ltd.’s Real Estate Group from 2017 to March 2023 and oversaw Brookfield’s open-ended real estate activities globally, including investments, portfolio management and new fund formation. Prior to that, he was Head of Europe, based in London, overseeing all of Brookfield’s real estate activities in the region. Mr. Vaughan joined Brookfield in 2012 and has been involved in numerous mergers and acquisitions, including investments in Thayer Lodging Group, Inc., Center Parcs UK, Gazeley, Student Roost, MPG Office Trust, Inc., Associated Estates Realty Corporation and the Interhotels Group. Prior to joining Brookfield, Mr. Vaughan worked at Canada Pension Plan Investment Board (CPPIB) and Reichmann International as Director of Acquisitions. Mr. Vaughan holds a B.A. in Honors Economics from The University of Western Ontario. Mr. Vaughan is a valuable member of our board of directors because of his extensive real estate and investment experience, his history with Brookfield and his leadership of Brookfield’s Real Estate Group.